SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 10, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED AND THANI DUBAI MINING LIMITED
FORM STRATEGIC ALLIANCE

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg.No.1944/017354/06 ) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU\ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
10 June 2009
ANGLOGOLD ASHANTI LIMITED AND THANI DUBAI MINING LIMITED
FORM STRATEGIC ALLIANCE
AngloGold Ashanti Limited and Thani Dubai Mining Limited are pleased to announce the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50% interest in the alliance which will explore for gold, precious and base metals.

The alliance brings together a combination of regional business knowledge and relationships with global exploration and mining expertise. Thani has extensive knowledge of developing resource businesses in the Middle East and Africa, long standing and high level relationships with national governments and major industry players, a thorough understan ding of risks associated with mineral resource development and the requisite technical know -how.

The alliance will be led by a board, which will comprise equal numbers from AngloGold
Ashanti and Thani. Project acquisitions and exploration programmes w ill be equally funded by AngloGold Ashanti and Thani, up to and including the completion of the project prefeasibility study. Under the terms of the agreement AngloGold would develop, manage and operate any subsequent mining operations.

The alliance has already identified opportunities in the region and an evaluation process of these opportunities is currently in progress. A technical and business development group is currently being assembled and will operate from Dubai, U.A.E.

Mark Cutifani, AngloGold Ashanti’s Chief Executive Officer commented: “We are very pleased to enter into this alliance with a well respected and prominent UAE based company with extensive business knowledge and relationships in the region. We believe that the complementary skills and regional expertise that this alliance brings will provide the mechanism for achieving the alliance’s strategic objectives in the region.”

The chairman of Thani Dubai Mining, Mr Abdulla Al Thani said: “We are very pleased to enter into this alliance with such a well respected mining partner. Both parties have much to contribute to this alliance which is well placed to become one of the leading mineral resource developers in the region.”

About Thani Dubai Mining Ltd:
Thani Dubai Mining Limited is a wholly owned subsidiary of a privately held company, Thani
Investments LLC, based in Dubai, United Arab Emirates. TDML is a gold exploration company currently undertaking programmes on concessions located in both Yemen and
Egypt. The Medden concession, located near Al Mukalla, Yemen is currently at the prefeasibility stage. SRK Consulting (Johannesburg) recently defined Measured and Indicated
Reserves of 234,000 oz Au. and an Inferred Resource of 930,000 oz Au for the project. An extensive surface and underground exploration program is underway at the Medden site to increase the Resources and Reserves. At the other concessions in Yemen and Egypt, exploration programmes consisting of surface mapping and sampling are underway to define drill targets.

ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine +27 (0)11 637 6383 + 27 (0)83 325 0757 afine@anglogoldAshanti.com
Joanne Jones +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti ’ s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti ’ s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such fac tors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27
March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United State on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the“ Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 10, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary